

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Ferdinand Groenewald
Chief Financial Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson TX 76028

> **Re: Muscle Maker, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2018**
> **Filed August 21, 2019**
> **File No. 000-55918**

Dear Mr. Groenewald:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures
(b) Management's Annual Report on Internal Control Over Financial Reporting, page 56

1. Please amend your filing to include management's assessment of the effectiveness of your internal control over financial reporting and identify the framework used by management to evaluate the effectiveness. Refer to Item 308(a)(2) and (3) of Regulation S-K for guidance. Additionally, please note the requirement for appropriate certifications to accompany any amended filing that is made.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services